Suite 550 – 999 West Hastings, Vancouver, B.C. V6C 2W2, Canada	Trading Symbol TSX-VE: GGC

January 21, 2008

Alberta Securities Commission	Ontario Securities Commission
British Columbia Securities Commission	Toronto Stock Exchange

CHANGE OF STATUS REPORT

Pursuant to section 11.2 of National Instrument 51-102 Continuous Disclosure Obligations, WE HEREBY ADVISE THAT we ceased to be a Venture Issuer under the foregoing National Instrument effective today.

GENCO RESOURCES LTD.

Per:
        Wayne R. Moorhouse
        Corporate Secretary

Suite 550 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235 www.gencoresorces.com
GGC (TSX Venture Exchange)